                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                For the month of
                                  November 2000


                     Sapiens International Corporation N.V.
                 (translation of registrant's name into English)


                              c/o Landhuis Joonchi
                           Kaya Richard J. Beaujon z/n
                                  P.O. Box 837
                                   Willemstad
                          Curacao, Netherlands Antilles
                                (599) (9) 7366277
                    (address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                           Form 20-F  X  Form 40-F ___
                                     ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]


                                  Yes ___ No  X
                                             ---

[GRAPHIC OMITTED]


  FOR ADDITIONAL INFORMATION
  Dani Falk                             John W. Heilshorn, Jr./Jody Burfening
  Chief Executive Officer               Lippert/Heilshorn &
  Sapiens International                 Associates Inc.
  Tel:  +1-877-554-2426                 Tel: +1-212- 838-3777
        +972-8-938-2877
  E-mail: dani.f@sapiens.com            E-mail: jody@lhai.com
          ------------------                    -------------


                      SAPIENS/NESS MERGER PLANS TERMINATED,
               SAPIENS TO REFOCUS EFFORTS TO RESTORE PROFITABILITY


Research Triangle Park, NC - November 14, 2000 - Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced that the planned merger between the Company and Ness Technologies, Inc. ("Ness") will not occur. Ness informed the Company of its decision not to proceed with the merger. The sides are discussing the termination of the merger agreement and opportunities for mutual cooperation in the future. According to the terms of the merger agreement, Sapiens was to issue approximately 41 million shares to Ness shareholders and to assume Ness options and warrants covering another 16 million shares.

Dani Falk, President and CEO of Sapiens, said: "With the merger plans behind us, we will, once again, focus exclusively on the business at hand and on our efforts to restore the Company to profitability. Our proprietary technology is world class, and our international presence and blue-chip client base provide us with a solid foundation for future growth. With better utilization of our resources and distribution channels, this company has great potential".

A conference call to discuss these developments will be held on November 14, 2000 at 11:00 AM (EST). To participate in the conference call please dial:
+1-212-346-6589.

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations. You are invited to visit us on the World Wide Web at http://www.sapiens.com.


                                       ###


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[GRAPHIC OMITTED]


  FOR ADDITIONAL INFORMATION
  Lauri Hanover                         John W. Heilshorn, Jr./Jody Burfening
  Chief Financial Officer               Lippert/Heilshorn &
  Sapiens International                 Associates Inc.
  Tel:  +1-877-554-2426                 Tel: +1-212- 838-3777
        +972-8-938-2701
  E-mail: lauri.h@sapiens.com           E-mail: jody@lhai.com
          -------------------                   -------------


            MUTUELLES DU MANS ASSURANCES CHOOSES SAPIENS TO IMPLEMENT $7 MILLION DOLLAR, MULTIPLE PLATFORM EURO TRANSITION PROJECT

Research Triangle Park, NC - November 30, 1999 - Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced that Mutuelles du Mans Assurances ("MMA"), the French insurance giant, has chosen Sapiens to implement a comprehensive project, valued at $7 million, to manage the changeover of MMA's IT systems to the single European currency. The Sapiens team has worked with MMA on all business as well as technical aspects of the project, including the identification of MMA's business needs, the delineation of the scope of the project and the planning, coordination and implementation of all functional and technical aspects of the euro transition effort.

The comprehensive project, which is scheduled for completion by December 31, 2001, follows the successful implementation of a pilot project and will be implemented across multiple platforms. The various phases of the project include the mapping of MMA's system components into a configuration repository, followed by the impact analysis and currency migration of the system components. Sapiens will employ its EuroMigration(TM) solution, including the Euro-Virtual-Machine(TM) and Euro Configuration Repository (ECR) technologies. Sapiens will manage the project at the various customer sites with the assistance of its international support facilities.

Commenting on the project, Mr. Jean-Claude Saussaye, Development and Strategic Projects Manager of MMA, said: "Sapiens has demonstrated superior euro project capabilities, both in terms of its ability to define the business scope and parameters of the project and its project management and implementation expertise. We are interested in building a long-term vendor relationship with Sapiens and in exploring Sapiens' e-business solution."

Mr. Saadia Essoudri, Vice President, Sapiens France, added: "We are delighted to work with MMA on this end-to-end cross-platform project, which substantiates our position in the euro conversion marketplace as the leading provider of comprehensive solutions. We strongly expect to expand our relationship with MMA into other IT areas, such as the rapidly growing marketplace for e-business solutions."

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks such as insurance and loans, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.


Sapiens serves its growing customer base directly and through partnerships with such industry leaders as IBM and CA. The Company's installed base of customers includes 3M, AGF/SI, Berlinische Leben, Greyhound Pioneer Australia, Honda, IBM, International Paper, La Redoute, Principal Financial, Siemens Energy and Automation and other multinational corporations.


You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[GRAPHIC OMITTED]

  FOR ADDITIONAL INFORMATION
  Lauri Hanover                         John W. Heilshorn, Jr./Jody Burfening
  Chief Financial Officer               Lippert/Heilshorn &
  Sapiens International                 Associates Inc.
  Tel:  +1-877-554-2426                 Tel: +1-212- 838-3777
        +972-8-938-2701
  E-mail: lauri.h@sapiens.com           E-mail: jody@lhai.com
          -------------------                   -------------

                 SAPIENS LAUNCHES SAPIENS eMERGE(TM) E-BUSINESS
               SOLUTION Sapiens eMerge(TM) brings brick-and-mortar
                      companies to the world of e-business

Research Triangle Park, N.C., November 29, 1999--Sapiens International Corporation N.V. (NASDAQ: SPNS) today launched its comprehensive e-business solution, eMerge. This solution enables "brick-and-mortar" companies to rapidly leverage their IT assets for dynamic e-business applications.

eMerge enables organizations to leverage their existing IT assets and to integrate them seamlessly into evolving Internet-based e-business. The solution is based on Sapiens' proven set of technologies, methodologies and professional services. These capabilities ensure that Sapiens' solution is delivered with the speed and flexibility demanded by the fast-paced e-business world.

eMerge is an end-to-end solution: from business analysis and specification of requirements to technical implementation, integration and project management services. eMerge methodologies ensure that technical specifications completely match business requirements resulting in implementation of e-business systems in record time. eMerge provides rule-based technology that enables the building of the new functionality needed for e-business processes and the seamless integration of these processes with existing operational systems.

"We add real business value by ensuring that the new e-business systems are an integral part of the organization's current IT infrastructure. This enables organizations to leverage their existing investments in information systems. Businesses are far more customer-oriented when they rapidly provide efficient on-line services that are linked seamlessly with their operational infrastructure," said Ron Zuckerman, Chief Executive Officer of Sapiens International. "We are extremely encouraged by the initial feedback to Sapiens eMerge received from both prospective customers and industry analysts."

About Sapiens eMerge(TM)

Sapiens eMerge is a comprehensive approach to e-business enablement. "We can rapidly add new business processes to existing operational systems using our business rules technology," said Shai Sole, Sapiens' Chief Technology Officer. "Based on our extensive experience in reengineering large-scale systems, we incrementally reengineer existing operational systems using our eRAD methodology. Our non-intrusive legacy integration technology means 'business as usual' for our clients during the transition period to e-business."

Sapiens eMerge eRAD methodology features

o Actively involves the business users throughout the process of transition to and expansion of e-business

o Organizes the entire development process into well-defined, iterative stages each with its own deliverables of working models

Sapiens eMerge Business Discovery features

o Enables the derivation of e-business technical specifications based on the particular business requirements

o Includes an extensive evaluation of the existing business environment and its e-business objectives, concluding with recommendations on e-business strategy and architecture

o    Involves the following steps:

          o    Business review

          o    Data model review

          o    Security investigation

          o    Web and application server evaluation

          o    Information requirement review

          o    Existing applications categorization

Sapiens eMerge Enabling Technologies

o Application server - ensures that the information derived from the business rules is correct, personalized and implemented with rich user experience

o Development tools - ensure that the solutions are easily adaptable and scalable

o Integration tools - integrate with legacy and back-office applications non-intrusively, thereby avoiding disruption of operational systems

o    Monitor and administer the operational systems

Professional Services

o    Business requirements and analysis

o    Technical definitions and implementation

o    Total strategic project management

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks such as insurance and loans, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as IBM and CA. The Company's installed base of customers includes 3M, AGF/SI, Berlinische Leben, Greyhound Pioneer Australia, Honda, IBM, International Paper, La Redoute, Principal Financial, Siemens Energy and Automation and other multinational corporations.


You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[GRAPHIC OMITTED]


  FOR ADDITIONAL INFORMATION
  Lauri Hanover                         John W. Heilshorn, Jr./Jody Burfening
  Chief Financial Officer               Lippert/Heilshorn &
  Sapiens International                 Associates Inc.
  Tel:  +1-877-554-2426                 Tel: +1-212- 838-3777
        +972-8-938-2701
  E-mail: lauri.h@sapiens.com           E-mail: jody@lhai.com
          -------------------                   -------------


         SAPIENS TEAMS WITH IBM TO OFFER FLEXIBLE FINANCING OPTIONS FOR
                          eMERGE E-BUSINESS SOLUTIONS


  Sapiens' Clients Can Significantly Lower Acquisition and Implementation Costs

Research Triangle Park, NC--November 9, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, today announced a strategic financing agreement with IBM Global Financing. This alliance will provide new and existing Sapiens' customers with the option to finance hardware, software, maintenance, training and services associated with implementing Sapiens' eMerge e-business solutions.

The alliance with IBM Global Financing is designed to reduce costs and open up new possibilities of fast time-to-market decisions for Sapiens' clients. Financing enables customers to immediately benefit from their eMerge solution, while spreading out the cost to fit their budget requirements.

"Our clients now have the financial flexibility to tailor financial options to match their needs, based on our strategy and technology offerings," said Gil Arbel, Executive Vice President, Sapiens Americas. "This also enables us to quickly build new economy business infrastructures aligned with our client's short-term and long-term goals, while simplifying their solution procurement process."

"As more and more customers move toward e-business, the need for total project financing will continue to grow," said William Doscas, Vice President, Financial Products and Sales Operations, IBM Global Financing. "IBM Global Financing works with industry leaders, such as Sapiens, to make it easier, faster and more affordable for customers to acquire and implement e-business solutions, which provide significant competitive advantages."

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

About IBM Global Financing


As the largest IT financier in the world, IBM Global Financing offers customers in more than 40 countries leasing and financing solutions for hardware, software and services acquired from IBM and other vendors. With more than $44 billion in annual financing originations in 1999, IBM Global Financing also provides flexible commercial financing for inventory, accounts receivable and acquisitions. In the U.S., IBM Global Financing home page at http://www.ibm.com/financing.

                                      # # #


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[GRAPHIC OMITTED]


  FOR ADDITIONAL INFORMATION
  Dani Falk                             John W. Heilshorn, Jr./Jody Burfening
  Chief Executive Officer               Lippert/Heilshorn &
  Sapiens International                 Associates Inc.
  Tel:  +1-877-554-2426                 Tel: +1-212- 838-3777
        +972-8-938-2877
  E-mail: dani.f@sapiens.com            E-mail: jody@lhai.com
          ------------------                    -------------


                    SAPIENS ANNOUNCES TOP MANAGEMENT CHANGES

Yitzhak Sharir to Join Company as President & CEO; Dani Falk to Remain as Senior
  Consultant and to be nominated to the Board at the Next Shareholders Meeting


Research Triangle Park, NC - November 27, 2000 - Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced the appointment of Mr. Yitzhak Sharir as its President and Chief Executive Officer. Mr. Sharir, a seasoned professional with significant turnaround expertise, replaces Dani Falk, who will remain with the Company as a Senior Consultant and will be nominated to the Board of Directors at the next General Meeting of Shareholders.

Mr. Sharir has a proven track record in leading companies to profitability and growth. Most recently, Mr. Sharir led the growth of Nilit Industries from 1994 through 2000, during which time the company's annual revenues grew steadily to reach approximately $160 million and Nilit achieved worldwide market recognition. Prior to joining Nilit, Mr. Sharir led a comprehensive turnaround of Orlite Industries as its President & CEO from 1990 through 1994. Mr. Sharir's broad experience also includes positions as Executive VP and General Manager of Oshap Technologies (1985-1989) and V.P. Technology of Urdan Industries (1983-1985), as well as management of engineering teams at Israel Aircraft Industries and Israel's Nuclear Research Center. Mr. Sharir currently serves as a member of the Board of Directors of Israel Discount Bank.

Mr. Sharir holds the degrees of Bachelor of Science from the Technion; Masters of Science from Ben Gurion University; a PhD in the field of engineering from the Illinois Institute of Technology and an MBA from the Israeli Management Center.

These management changes represent the first stage of a recovery plan designed to restore profitability in 2001. Other steps of the plan will include:

o    raising additional working capital to finance the recovery process;

o    realigning the Company's cost structure with its revenue stream;

o leveraging the vibrant eMerge solution offerings to increase the Company's global presence; and

o expanding the Company's existing relationships with some of the world's leading organizations.

Additional details of the plan will be announced in the coming weeks.

Commenting on the announcement, Mr. Zuckerman, Chairman of the Board, stated:
"We would like to thank Dani Falk for his significant contributions to the Company during the past year and a half. Most notably, he led the effort to build our professional services and marketing infrastructure for our eMerge offerings that will serve us well into the future. We look forward to continuing to work with Dani as a member of our Board of Directors. At the same time, I would like to welcome Yitzhak Sharir, a proven leader with broad operational experience, to the position of President and CEO. Itzik's impressive accomplishments in leading Nilit and Orlite to significant growth and profitability attest to his management and operational capabilities. We are confident that with Mr. Sharir's leadership skills and the implementation of a sound recovery plan we will realize the true value of our Company."

Mr. Sharir added: "Sapiens is a company with terrific assets, including its talented personnel, proven technology, blue-chip customer base and established international operations. I am grateful for the opportunity to lead a company such as Sapiens on the road to profitability and growth in the year 2001 and beyond."

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations.
You are invited to visit us on the World Wide Web at http://www.sapiens.com.


                                       ###


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                      Sapiens International Corporation N.V.
                                                   (Registrant)




Date: November 30, 2000                           By: /s/ Steve Kronengold
                                                     -----------------------
                                                     Steve Kronengold
                                                     General Counsel